CATALYST PAPER CORPORATION

ANNUAL INFORMATION FORM

March 25, 2009

TABLE OF CONTENTS

Documents Incorporated by Reference	1
Glossary of Terms	1
Forward Looking Statements	1
Incorporation	2
Corporate Profile	3
Three Year History	5
Competitive Strengths	9
Business Strategy	11
Lines of Business	12
Competition	18
Fibre Suppy	18
Properties	19
Human Resources	19
Environment	20
Social Responsibility	23
Research and Development	24
Capital Expenditures	24
Capital Structure	25
Foreign Operations	25
Risk Factors	25
Legal Proceedings	25
Dividends	26
Ratings	26
Market for Securities	28
Material Contracts	28
Transfer Agent and Registrar	29
Audit Committee Information	29
Corporate Governance	32
Directors and Officers	32
Interest of Experts	34
Additional Information	34
Glossary of Terms	35

CATALYST PAPER CORPORATION

ANNUAL INFORMATION FORM

(with respect to the year ended December 31, 2008)

DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified sections of the audited consolidated financial statements of Catalyst Paper Corporation for the fiscal year ended December 31, 2008 (the “2008 Financial Statements”), the report of the auditors thereon dated February 11, 2009, and management’s discussion and analysis thereof (the “2008 Annual Report”) filed with the securities commission or similar authority in each of the provinces of Canada, are incorporated by reference into and form an integral part of this Annual Information Form.  The 2008 Annual Report is available on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

In this Annual Information Form, unless otherwise specified, “Catalyst”, the “Corporation”, “we”, “us”, and “our” refer to Catalyst Paper Corporation and its subsidiaries and affiliates.  Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.

A Glossary of Terms is included on page 35.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form are forward-looking.  Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that we expect or anticipate may occur in the future.  These forward-looking statements can be identified by use of words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “project”, “seek”, “will”, and similar expressions or the negative thereof.

These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit we will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including:

•	the impact of general economic conditions in the United States and Canada and in other countries in which we do business;

•	market conditions and demand for our products and the outlook for inventories, production and pricing;

•	declines in advertising and circulation;

•	expected cash flows, capital expenditures and completion of capital projects;

•	our ability and that of our agents to sell our products in offshore markets;

•	business strategies and measures to implement strategies;

•	competitive strengths, goals, expansion and growth of our business and operations;

•	shifts in industry capacity;

•	fluctuations in foreign exchange or interest rates;

•	our ability to successfully obtain cost savings from our cost reduction initiatives;

•	labour unrest;

•	fluctuations in the availability and cost of raw materials, including fibre and energy;

•	implementation of environmental legislation requiring capital for operational changes;

•	the availability of qualified personnel or management;

•	the outcome of certain litigation or disputes;

•	conditions in the capital markets and our ability to obtain financing; and

other factors, many of which are beyond our control, including those factors identified under the heading “Risks and Uncertainties” in the management’s discussion and analysis section of the 2008 Annual Report, which is incorporated herein by reference.

Our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them do so, what benefits, including the amount of proceeds, we will derive therefrom.  Catalyst disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INCORPORATION

We were formed on September 1, 2001 by the amalgamation under the Canada Business Corporations Act of Norske Skog Canada Limited and Pacifica Papers Inc.  On October 3, 2005 we changed our name to Catalyst Paper Corporation.

Catalyst’s principal predecessor was British Columbia Forest Products Limited, which was a company formed by the amalgamation under the laws of the Province of British Columbia on December 30, 1971 of its predecessor company, incorporated by certificate of incorporation, with memorandum and articles, under the laws of the Province of British Columbia on January 31, 1946, and 24 of its wholly owned subsidiaries.  On September 2, 1988, British Columbia Forest Products Limited changed its name to Fletcher Challenge Canada Limited.  Prior to July 2000, 50.76% of Fletcher Challenge Canada Limited was owned by Fletcher Challenge Limited of New Zealand (“Fletcher Challenge New Zealand”).  In July 2000, Norske Skogindustrier ASA completed a transaction with Fletcher Challenge New Zealand whereby all of the business and assets of Fletcher Challenge New Zealand’s paper division worldwide were acquired by Norske Skogindustrier ASA.  As part of this transaction, Norske Skogindustrier ASA acquired Fletcher Challenge New Zealand’s 50.76% interest in Fletcher Challenge Canada Limited.  On December 15, 2000, Fletcher Challenge Canada Limited changed its name to Norske Skog Canada Limited.

As a result of the amalgamation with Pacifica Papers Inc. and subsequent equity issues, Norske Skogindustrier ASA’s interest in Catalyst decreased to 29.4%.  On February 16, 2006 Norske Skogindustrier ASA sold its remaining 29.4% interest in Catalyst by way of a secondary offering.

Pacifica Papers Inc.’s predecessor was Pacifica Papers Limited Partnership.  On June 8, 1998 Pacifica Papers Limited Partnership, through its indirect wholly owned subsidiary, Pacifica Papers Acquisition Company Ltd., acquired all the shares of MB Paper Limited from MacMillan Bloedel Limited.  On March 12, 1999 the unitholders of Pacifica Papers Limited Partnership approved a reorganization pursuant to which Pacifica Papers Limited Partnership changed its corporate form from a partnership to a corporation.  As part of this reorganization, 28,750,000 common shares of Pacifica Papers Inc. were distributed to all the unitholders of Pacifica Paper Limited Partnership in exchange for their partnership units on a one for one basis.

Our head and registered office is located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia,  V7B 1C3.

We own all of the issued and outstanding shares of the following principal subsidiaries:

Subsidiaries	Jurisdiction
Elk Falls Pulp and Paper Limited	British Columbia
Catalyst Paper Finance Limited	British Columbia
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Paper (USA) Inc.	California
Catalyst Paper Holdings Inc.	Delaware
Catalyst Paper (Snowflake) Inc.	Delaware
Catalyst Paper Recycling Inc.	Delaware
Pacifica Papers Sales Inc.	Delaware
Pacifica Poplars Ltd.	British Columbia
Pacifica Poplars Inc.	Delaware
Pacifica Papers U.S. Inc.	Delaware
The Apache Railway Company	Arizona

We are a partner of the British Columbia general partnership Catalyst Paper.  We hold a 71.3% interest in the partnership and our subsidiary, Catalyst Pulp Operations Limited, holds the remainder.  We also own 50% of Powell River Energy Inc., a Canadian corporation, which owns hydroelectric assets that provide power to our Powell River mill.

CORPORATE PROFILE

We are a leading North American producer and marketer of specialty printing papers and newsprint.  Our specialty printing papers include lightweight coated and uncoated mechanical grades, such as soft-calendered, machine-finished high-brights and super-brights, and telephone directory papers.  We are the largest producer of specialty printing papers and newsprint, and the only producer of lightweight coated paper, in western North America. We are one of the largest producers of telephone directory paper in the world.  We also produce market pulp and we operate the largest paper recycling operation in western Canada.

Our five pulp and paper operations are located at Crofton and Campbell River (Elk Falls) on the east coast of Vancouver Island, British Columbia, Port Alberni on central Vancouver Island, Powell River on the west coast of the British Columbia mainland, and at Snowflake, Arizona.  Our paper recycling operation is located in Coquitlam, British Columbia.

The chart below represents our expectation as to the division of total mill capacity in 2009, in thousands of tonnes, among the different product lines that can be produced at each mill.  Some of our paper machines are capable of producing more than one product line.

Mill	Newsprint(1)	Directory Paper	Other Uncoated Mechanical Specialties	LWC Paper	Paper Sub-total	Total Pulp(2)	Total

Crofton	200,000	210,000	-	-	410,000	403,000	813,000
Elk Falls	373,000	-	153,000	-	526,000	-	526,000
Port Alberni	-	106,000	-	231,000	337,000	-	337,000
Powell River	33,000	-	435,000	-	468,000	-	468,000
Snowflake	347,000	-	-	-	347,000	-	347,000
Total	953,000	316,000	588,000	231,000	2,088,000	403,000	2,491,000

(1)
We have indefinitely curtailed all of our paper machines at Elk Falls and our No. 1 paper machine at Crofton, displacing the equivalent of 526,000 tonnes of newsprint and uncoated mechanical paper capacity from Elk Falls on an annualized basis and 140,000 tonnes of annual newsprint production from Crofton.  The capacity noted above has not been adjusted to reflect these indefinite curtailments.

(2)
Our total pulp capacity is 403,000 tonnes, of which 60,000 tonnes is used internally, leaving 343,000 tonnes available to sell to third parties.  We have indefinitely curtailed our Crofton pulp operations.  The capacity noted above has not been adjusted to reflect this curtailment.

Our paper recycling operation has a production capacity of 175,000 tonnes, the majority of which is consumed internally.

Specialty Papers

Our specialty printing papers can be manufactured on ten paper machines in British Columbia at Crofton, Elk Falls, Port Alberni and Powell River.  The specialty paper business segment has a total annual production capacity of 1,135,000 tonnes.

Specialty printing paper products represent our largest business segment, generating 54% of our 2008 consolidated sales revenue.  Our customer base consists primarily of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers.  Specialty printing paper products are sold primarily through our sales and marketing personnel in North America, and through distributors and agents in other geographic markets.  In 2008, 90% of our specialty paper sales volumes were with customers in North America.

Newsprint

Newsprint can currently be manufactured on five paper machines in British Columbia at Crofton, Elk Falls and Powell River and two paper machines in Snowflake, Arizona.  The newsprint business segment has a current total annual production capacity of 953,000 tonnes.

Newsprint sales generated 25% of our 2008 consolidated sales revenue.  The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America.  In 2008, 70% of our newsprint sales volumes were with customers in North America.

Pulp

Our pulp segment consists of northern bleached softwood kraft (“NBSK”) pulp manufactured at the Crofton mill.  Prior to November 18, 2008, our pulp segment included sawdust-based pulp and white top linerboard manufactured at the Elk Falls mill.  The pulp business segment had a total annual pulp and white top linerboard production capacity of 734,000 tonnes in 2008 including Elk Falls.

Pulp and white top linerboard sales generated 21% of our 2008 consolidated sales revenue.  In 2008, 78% of our pulp and white top linerboard sales volumes were with customers in Europe and Asia.  In 2009, our pulp production will consist only of Crofton NBSK pulp, which has a total annual production capacity of 403,000 tonnes.  On March 8, 2009 we indefinitely curtailed our Crofton pulp operations.

The pulp customer base is located primarily in Europe and Asia and includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products.  Pulp is sold primarily through sales and marketing personnel based in Canada, and through a network of agents in locations throughout the world.

THREE YEAR HISTORY

Production Curtailment

As a result of reduced demand, we took market related curtailment at our paper operations and Crofton long fibre pulp operation during 2008 and early 2009 in order to adjust production to customer orders and manage inventory to an appropriate level.

The following table summarizes pulp and paper production curtailment in 2008 and first quarter 2009.

Production Curtailment (000 tonnes)	Pulp(1)	White top linerboard	Newsprint(2)	Specialty printing papers	Total

Q1 2009 (3)	29.5	-	108.2	28.5	166.2
Q4 2008 (4)	46.7	23.8	72.7	27.5	170.7
Q3 2008	16.8	8.0	42.7	2.7	70.2
Q2 2008	12.8	4.4	38.3	-	55.5
Q1 2008	14.0	8.2	41.6	0.9	64.7
Total	119.8	44.4	303.5	59.6	527.3

(1)	Includes curtailment related to fibre shortages.
(2)	Includes impact of the indefinite curtailment of paper machine No. 1 at Elk Falls throughout 2008 and Q1, 2009, a portion of which was related to fibre shortages.
(3)	Includes impact on production due to indefinite curtailment of Crofton pulp, paper machine No. 1 at Crofton and all three paper machines at Elk Falls.
(4)
Includes impact on production due to the closure of the Elk Falls sawdust pulp and white top linerboard operation in November 2008 (39,200 tonnes in Q4, 2008 from date of permanent closure to year end).

Renewal of Collective Agreements

In November 2008, we reached agreement on the renewal of collective agreements with the locals of the Communications, Energy & Paperworkers union of Canada at our mills in Crofton, Campbell River and Powell River and with the Pulp, Paper and Woodworkers of Canada union at our mill in Crofton.  The agreements have a four year term, expiring April 30, 2012, and include a commitment to complete plans which will assist us in reaching our stated goal of an $80 per tonne labour cost structure.

Refinancing of Revolving Credit Facility

In July 2008 we replaced our $350 million revolving credit facility maturing July 2009 with a $330 million revolving asset based loan facility maturing August 2013 (the “ABL Facility”).  The ABL Facility was used to refinance existing debt under our revolving credit facility and provides for ongoing working capital, capital expenditure requirements as well as for general corporate purposes.  Collateral consists of accounts receivable, inventories, cash and a first charge on the property, plant and equipment of our Snowflake mill.  The ABL Facility includes financial covenants to maintain shareholder equity above $639 million (as at December 31, 2008), to maintain excess availability above $35 million and to not make capital expenditures in excess of 120% of the annual budget.

Permanent Closure of Elk Falls Pulp Mill

In July 2008 we announced the permanent closure of the sawdust pulp and white top linerboard operations at our Elk Falls mill as a result of the unavailability of sawdust fibre.  The last day of operation was November 18, 2008.  Closure of these operations removed 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity.  We expect to incur total severance costs of $21 million as a result of this closure and the associated after tax asset impairment charge was $101 million.

Closure of Smurfit Stone Container Corporation’s Corrugating Medium Machine at the Snowflake Mill

In June 2008, Smurfit Stone Container Corporation Enterprises Inc. (“SSCC”) notified us of its intent to cease operation of their corrugating medium machine at the Snowflake site.  The corrugating medium machine (“PM2”) is owned by SSCC and was operated by us under the terms of an operating agreement which was terminated effective October 15, 2008.  Under the terms of the agreement, SSCC is obligated to cover employee severance and retraining costs associated with the closure, purchase all relevant inventories and remove PM2 from the mill site.  The consequent workforce reduction of 101 employees partially mitigated the impact of the closure on the Snowflake operation’s cost structure.

Acquisition of Snowflake Mill and Related Rights Offering

On April 10, 2008, we acquired from Abitibi Consolidated Sales Corporation its Snowflake, Arizona recycled newsprint mill for a total cost of $169.8 million, including working capital adjustments and transaction costs.  The mill has a total annual production capacity of 347,000 tonnes of newsprint and contributed 215,200 tonnes to our 2008 newsprint production.  The acquisition was financed through a combination of our revolving credit facility and a $125 million rights offering.  Under the rights offering each holder of record of our common shares as of the close of business on March 11, 2008 received one right for each common share held.  Each 1.285 rights entitled the holder to purchase a subscription receipt of Catalyst for an exercise price of $0.75 per subscription receipt.  Each subscription receipt was converted into one common share of Catalyst concurrent with the closing of the Snowflake acquisition.  The rights offering was supported by Third Avenue International Value Fund (“TAVIX”), our largest shareholder, pursuant to an oversubscription agreement, and by the backstop obligations of the two dealer managers.  The rights offering resulted in the issuance of 167,069,361 Catalyst common shares for gross proceeds of $125,302,021.

British Columbia Carbon Tax

On February 20, 2008 the British Columbia government announced a broad-based carbon tax on fossil fuels, commencing July 1, 2008.  The initial tax rate in 2008 was $10 per tonne of carbon-dioxide equivalent emissions, increasing in $5 per tonne increments each year to reach $30 per tonne by 2012. The tax applies to gasoline, diesel fuel, natural gas and other fossil fuels.  We are a significant consumer of fossil fuels, both directly in our operations and through our reliance on fossil fuel powered transportation for the delivery of products and supplies.  Although the intention is that the carbon tax will be, in the aggregate, revenue neutral, it is unlikely that we will be able, in the short term, to take advantage in a material way of other tax initiatives designed to offset the carbon tax.  The tax increased our operating costs in the second half of 2008 by approximately $1.2 million and we expect the tax to increase our 2009 operating costs by approximately $3 million, depending on our ability to decrease our use of fossil fuel.

Manning and Cost Reductions

In February 2009 we announced the indefinite curtailment of our No. 2 and No. 5 paper machines at Elk Falls and our Crofton pulp operations due to market conditions, resulting in the layoff of approximately 700 employees.  We also announced a restructuring plan for Powell River which will result in a workforce reduction of 127 positions.  In April 2008 we announced the indefinite curtailment of our No. 1 paper machine at our Elk Falls mill (“E1”).  E1 had been temporarily idled in September 2007 due to a lack of wood fibre resulting from the B.C. coastal forestry workers strike.  This indefinite curtailment resulted in the reduction of our Elk Falls workforce by a total of approximately 145 employees, the majority through layoff.  At the same time we also announced workforce reductions at our Crofton mill of 82 positions as the mill took steps to improve its overall cost structure.

During 2007 we implemented a corporate restructuring which resulted in the reduction of approximately 565 positions across the company, centralization of certain functions to Nanaimo, British Columbia and the relocation of our head office to Richmond, British Columbia.  This program resulted in total annualized cost savings of approximately $67 million.

Fibre Costs and Supply

Our fibre costs and supplies in 2007 and 2008 were significantly affected by a number of events.  In July 2007, British Columbia coastal forestry workers represented by the United Steelworkers of Canada union (“USW”) went on strike, affecting fibre suppliers representing approximately 42% of our fibre supply base.  As a result, we partially curtailed pulp and paper production at our Elk Falls mill and pulp production at our Crofton mill.  From September 1, 2007 to December 31, 2007 these curtailments resulted in an aggregate reduction of 106,100 tonnes of paper production and 44,200 tonnes of pulp and white top linerboard production at the Elk Falls mill and 10,500 tonnes of pulp at the Crofton mill.  Although the strike ended on October 21, 2007 continuing fibre related shortages resulted in the curtailment of the Elk Falls paper machine No. 1 into the second quarter of 2008.  Market related conditions caused the machine to remain down for the remainder of 2008.

The deterioration in the U.S. housing market and poor lumber market conditions in 2008 resulted in the curtailment or permanent shutdown of a number of sawmills, tightening our fibre supplies and increasing our fibre costs.  We incurred temporary production curtailments as a result of these fibre shortages, and permanently closed our Elk Falls pulp and white top linerboard operations.

Port Alberni Production Restructuring

In September 2007 we indefinitely shut down paper machine No. 4 at Port Alberni (“PM4”).  This displaced 134,000 tonnes per year (45.0 gsm equivalent) of our least profitable newsprint business and reduced our highest cost fibre and power requirements.

In February 2008 we reached new labour agreements with the CEP locals at our Port Alberni mill, designed to achieve an $80 per tonne labour cost structure at the mill and resulting in $14.6 million of early retirement and severance costs.  To further lower operating costs at the mill, we committed to a $12 million investment in the thermo-mechanical pulp (“TMP”) facility at the mill, which will increase TMP capacity and displace higher cost de-inked pulp.  As a result, PM4 was restarted in May 2008.  The TMP upgrade is expected to be completed in May 2009.

In March 2006 we permanently closed paper machine No. 3 at our Port Alberni mill, which had been indefinitely idled since February 2006.  This closure displaced 140,000 tonnes per year of 45.0 gsm equivalent paper production as we shifted the directory production from this machine to other paper machines that we own.  In September 2007 we sold paper machine No. 3 and ancillary assets for $1.3 million and recorded a loss on disposal of $7.4 million.

Executive Changes

In the first quarter of 2007 the then President and Chief Executive Officer and Vice-President, Finance and Chief Financial Officer elected to exercise their rights under change of control agreements, which were triggered by the acquisition referred to below under “Acquisition of Common Shares by Third Avenue Management LLC”, and resigned from the company.  Mr. Richard Garneau was appointed President and Chief Executive Officer effective March 26, 2007 and Mr. David Smales was appointed Acting Vice-President, Finance and Chief Financial Officer effective March 28, 2007 and Vice-President, Finance and Chief Financial Officer effective April 24, 2007.  Mr. James Armitage, Senior Vice President, Sales and Marketing, left the Corporation in May 2007 and effective September 6, 2007 Mr. Tom Crowley was appointed Senior Vice President, Sales and Marketing.  Effective January 8, 2008 Mr. Stephen Boniferro was appointed Senior Vice President, Human Resources, replacing Mr. Ferio Pugliese who resigned in February 2007.  In March 2008 Mr. R. Buchhorn, Senior Vice President, Operations, left the Corporation and concurrent with the acquisition of the Snowflake mill, Mr. Brian Johnston was appointed Vice President, Operations; Specialties and Pulp and Mr. Brian Baarda was appointed Vice President, Operations; Newsprint, ONP Procurement and Recycling.

Acquisition of Common Shares by Third Avenue Management LLC

In October 2006 Third Avenue Management LLC (“TAM”) acquired an additional 39,000,000 common shares of Catalyst pursuant to an unsolicited take-over bid.  On October 23, 2006 TAM announced that, as a result of such acquisition, client accounts managed by TAM beneficially owned 81,503,313 common shares of Catalyst, representing 37.97% of the outstanding common shares, and that TAM exercised control or discretion over such shares as portfolio manager.  TAM also announced that it had authority to vote approximately 95% of such shares.  In connection with the rights offering completed in April 2008, client accounts managed by TAM, including TAVIX, acquired an additional 59,856,422 common shares.  As at March 12, 2009 TAM exercises control or direction over 131,424,721 common shares representing approximately 34.3% of the issued and outstanding common shares, and TAM has voting control over 120,700,693 common shares, representing 31.5% of the issued and outstanding common shares.

Curtailment of Port Alberni Groundwood Mill

Effective September 30, 2006 we temporarily idled our Port Alberni groundwood pulp mill, replacing higher-cost groundwood pulp with de-inked pulp.  In the fourth quarter, we determined that this closure was permanent due to the successful transition to de-inked pulp and we wrote off approximately $0.8 million of ancillary assets to cost of sales in the specialty paper segment.

Disposition of Shares by Norske Skogindustrier ASA

Effective February 16, 2006, Norske Skogindustrier ASA (“Norske Skog”) sold its 29.4% shareholding in Catalyst.  Concurrently, the three directors from Norske Skog resigned from our Board of Directors.  Norske Skog had not been involved in the management of Catalyst since 2001, and the shareholder transaction did not impact our operations.  We did not receive any proceeds related to this transaction.

COMPETITIVE STRENGTHS

We believe that we have the following competitive strengths:

•
Strong Market Position.  We are the largest producer and marketer of printing papers (newsprint and specialty printing papers) in western North America with production capacity of approximately 2.5 million tonnes of paper and pulp.  We are the only producer of lightweight coated and supercalendered papers in western North America and the largest producer of glossy paper in the region.  We are one of the leading producers of directory paper in the world.  In addition, we operate the largest paper recycling operation in western Canada.

•
Diversified Product Mix and Product Development.  We are focused on optimizing our product mix by developing higher value grades, which allow us to exploit niche opportunities in the marketplace.  In recent years, we have introduced new product lines which include Electraprime™, Electrastar™  and Electrabrite Lite, and most recently Electracote Brite.  Our Electraprime™ grade is a soft-calendered, high-brightness paper designed to compete as an alternative to traditional supercalendered grades.  It is used primarily for advertising inserts and flyers.  Our Electrastar™ product is a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as inserts and specialty newspapers.  Electrabrite Lite is a lighter basis weight, high-brightness product that is used by newspapers and retailers.  Electracote Brite is a brighter, heavier paper ideal for magazines, catalogue or retail insert applications as an attractive alternative to more expensive coated grades.  All four product lines have been well received in the market.  These newer and more specialized products generally provide higher margins and improved demand prospects than standard commodity grades.  We manage fluctuations in demand for our products through our ability to switch production between products, particularly newsprint, directory, and machine-finished uncoated mechanical grades.

•
Upgraded, Cost-Competitive Manufacturing Facilities.  Our financial results are driven by our manufacturing costs, particularly with respect to fibre prices and mix, energy prices and usage and labour costs.  We are focused on reducing these costs, while maintaining or improving the quality of our products.  In each of 2007 and 2008 we announced restructuring programs that resulted in workplace reductions at a number of our mills, resulting in a reduction in our workforce by 954 employees.  Over the past five years, capital expenditures of approximately $384 million have been directed primarily towards shifting production towards higher-margin printing papers, reducing unit production costs, increasing machine productivity, improving product quality, and meeting or exceeding environmental regulations.  In addition, over the last several years, we have developed expertise in the production of lightweight papers, which improve our margins by decreasing fibre, shipping, and storage and handling expenses.  The Snowflake mill, which we acquired in April 2008, is one of the lowest cost newsprint facilities in North America.

•
Diversification.  The acquisition of the Snowflake mill enhanced our geographic, fibre and currency diversification while increasing our market share.  The Snowflake mill is the only newsprint mill within a 1,600 kilometre (1,000 mile) radius.  This provides delivery and customer service advantages in key western American states with large and growing metropolitan populations such as Phoenix, Arizona, Los Angeles and San Diego, California and Denver, Colorado.  The mill’s primary raw material is old newspaper (“ONP”).  ONP is exposed to different market forces than the woodfibre used by our virgin fibre newsprint mills in Canada.  Current challenges in the U.S. housing market have reduced sawmilling activity, which in turn has reduced the availability of virgin fibre in North America.  While ONP is also subject to market forces, these generally differ significantly from the primary drivers of virgin fibre cost and availability.

The Snowflake mill also provides us with a natural hedge against fluctuations in the Canadian to U.S. dollar exchange rate.  As a U.S. based facility, the Snowflake mill’s margins have not been impacted in the way that Canadian mills have as a result of the strengthening of the Canadian dollar relative to the U.S. dollar.

•
Strong Supply Chain Management Practices.  Distribution costs have a significant impact on net sales realizations. Our strong and flexible distribution network optimizes all transportation modes available to us, such as truck, rail and break bulk and container shipping.  Controlling key elements of our supply chain has allowed us to control costs while achieving a high on time performance and low damage levels especially to west coast print sites where our strategic importance to customers is highest.  Our Crofton mill site directly ships break bulk paper and pulp to offshore customers via regularly scheduled vessels.  We operate a central distribution centre in Surrey, B.C. which continuously receives volumes from our four British Columbia manufacturing sites and then ships via rail, truck and container to our customers.  This allows us to choose the most cost effective transportation mode in conjunction with customer requirements.  We also lease 980 rail cars to ensure adequate supply and weight loads are maximized with the use of organization software.  We lease five paper barges which we use in conjunction with third party providers to transport our products to the Surrey distribution centre.  At Snowflake we balance inbound ONP paper with outbound finished product deliveries to minimize transportation costs.

•
Production Expertise.  Over the last several years, we have developed expertise in the production of lightweight papers.  As part of this process we converted all our B.C. paper mills to alkaline papermaking, which uses lower-cost precipitated calcium carbonate, or PCC, fillers in the production process.  In addition to being a lower-cost input, the PCC filler leads to improved brightness and opacity, which facilitates the production of papers with a lower basis weight.  The use of lower basis weight paper by our customers reduces their postage costs. Lower basis weight papers also provide a positive environmental impact as they use less fibre.

BUSINESS STRATEGY

Our long term objective is to achieve higher sustainable earnings and maximize cash flow by focusing on reducing manufacturing costs and optimizing our brands and customer base.  Key principles of our strategy include:

•
Cost Competitive Manufacturing.  Our manufacturing costs are key to being competitive over the long term and we are focused on reducing those costs and improving our margins.  We continually examine all areas of our business for cost reduction opportunities.  Over the past several years we have sought to reduce our per unit cash costs by improving machine productivity through initiatives such as our asset reliability program, improvements in our grade development and improved operator technical training.  We have directed capital expenditures towards higher margin products and projects that reduce unit production costs. We have developed expertise in the production of lightweight papers, reducing our fibre costs and shipping, storage and handling expenses.  We have also made significant workforce reductions over the last two years.

•
Re-aligning Labour Cost Structure.  We have established a target labour cost structure of $80 per tonne at each of our mills.  Our 2008 agreements with the CEP at our Port Alberni mill provided a structure to achieve this target at the mill.  In addition, our agreements with the CEP at Crofton, Elk Falls and Powell River and PPWC at Crofton include a commitment to complete plans which will assist us in reaching the target at those mills as well.  In February, 2009 we reached an agreement with the two CEP locals at Powell River which will facilitate achieving this goal.  Discussions continue with the locals at the other mills.  Our Snowflake mill has the labour structure needed to achieve the $80 per tonne goal and is expected to be on target in 2009.

•
Grow Market Share in Uncoated Mechanical Grades.  We continue to develop new grades as a way of protecting and increasing market share in our core region, the west coast of North America.  Our broad product range allows us to effectively respond to evolving customer demands, increasing our ability to retain our most desirable customers.  With more grade options for our paper machines and customers, we believe we are able to achieve higher margins.

In 2008, we targeted growth in sales of our uncoated mechanical grades.  These grades have typically seen more stable market demand dynamics than both newsprint and coated grades and have enabled us to offset to some extent the declines in newsprint demand seen over recent years.  Due to the flexibility of our machines, growth in uncoated grades has been achieved with minimal capital costs.  We increased sales of our uncoated grades by 48,600 tonnes in 2008, or 9.5% from 2007, despite a 0.9% decline in total uncoated North American shipments.  Additionally, in 2008, we developed Electracote Brite, a higher brightness, heavier basis weight LWC grade aimed at replacing traditional coated mechanical number four grades.

•
Be the Preferred Supplier for our Customers.  In 2008, we focused further on advancing our preferred supplier status with key customers by continuing to improve the consistency, runnability and reliability of our products, and our on-time delivery service.  As a result, we recorded the lowest number of quality claims in our history.  We have continued using a chain-of-custody system to certify our wood fibre supply.  The PricewaterhouseCoopers standard that we use is a third-party audited system that verifies fibre is derived from a forest managed in accordance with the requirements of a major sustainability certification program. The chain-of-custody system tracks the fibre from source to finished product and provides a valuable tool to assure customers that paper contains fibre originated from well-managed forests.  It is expected to continue to result in additional sales opportunities.  In 2007, we launched “Catalyst Cooled™”, a product line whose manufacture results in no net carbon emissions.  This product is designed for customers who do not want their paper to contribute to carbon emissions.

LINES OF BUSINESS

We have three business segments:  specialty printing papers, newsprint and pulp.  The segmented results for these businesses are shown in the management’s discussion and analysis section of the 2008 Annual Report, which is incorporated by reference herein.

Paper

Paper Operations

Our specialty printing paper and newsprint can be manufactured on 13 paper machines at five mill locations.  Our paper machines consist of the following:

Crofton	Product
Paper Machine No. 1 (“PM1”)	Specialty/Newsprint
Paper Machine No. 2 (“PM2”)	Specialty
Paper Machine No. 3 (“PM3”)	Specialty/Newsprint

Elk Falls	Product
Paper Machine No. 1 (“PM1”)	Specialty/Newsprint
Paper Machine No. 2 (“PM2”)	Specialty
Paper Machine No. 5 (“PM5”)	Newsprint

Port Alberni	Product
Paper Machine No. 4 (“PM4”)	Specialty
Paper Machine No. 5 (“PM5”)	Specialty (Coated)

Powell River	Product
Paper Machine No. 9 (“PM9”)	Specialty
Paper Machine No. 10 (“PM10”)	Specialty
Paper Machine No. 11 (“PM11”)	Specialty/Newsprint

Snowflake	Product
Paper Machine No. 1 (“PM1”)	Newsprint
Paper Machine No. 3 (“PM3”)	Newsprint

Our 2009 capacity to produce specialty printing papers and newsprint, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

		Net Production
		Year ended December 31
Mill	Annual Capacity	2008	2007

Crofton(1)	410	365	379
Elk Falls(1)	526	363	410
Port Alberni(2)	337	268	284
Powell River	468	446	455
Snowflake(3)	347	215	-
	2,088	1,657	1,528

(1)
We have indefinitely curtailed all of our paper machines at Elk Falls and our No. 1 paper machine at Crofton, displacing the equivalent of 526,000 tonnes of uncoated newsprint and uncoated mechanical paper capacity from Elk Falls on an annualized basis and 140,000 tonnes of annual newsprint production from Crofton.  The capacity noted above has not been adjusted to reflect these indefinite curtailments.

(2)	Paper machine No. 4 at Port Alberni was curtailed for parts of 2007 and 2008. The machine was restarted in May 2008. The capacity noted above has not been adjusted to reflect this curtailment.
(3)	The Snowflake mill was acquired on April 10, 2008. Net production for 2008 reflects production for the period April 10, 2008 to December 31, 2008.

Crofton

Crofton's capacity is 410,000 tonnes of newsprint and directory paper.  On a 48.8 gsm equivalent basis the annual capacity of the Crofton paper operations is approximately 534,000 tonnes.  PM1 at Crofton was indefinitely idled on February 1, 2009.  The capacity noted above has not been adjusted to reflect this curtailment.

The Crofton paper mill’s three paper machines were put in operation in 1964, 1968 and 1982.  PM1 and PM3 are capable of producing either newsprint or directory paper as market conditions warrant and PM2 is dedicated to producing directory paper.  All machines were installed with, or have been converted to, twin-wire sheet formation, which provides a more uniform quality of sheet for both printing surfaces.

Modifications made to PM2 in 1999 enable the Crofton mill to produce an innovative directory paper at the lowest industry basis weight.  This directory paper has improved consistency, runnability and printability.  Crofton also makes directory paper on PM3 and has the capability to make it on PM1.

Pulp furnish for the paper mill is supplied by a three-line TMP mill, consisting of Andritz twin mainline refiners, and de-inked pulp from our paper recycling operation.

In 2006 we spent $1.9 million to change the way de-inked pulp was shipped to and handled at the mill. The project allows operations to handle de-inked pulp in crumb form, resulting in less intensive handling of de-inked pulp and a reduction in operating labour.  An additional $4 million was spent in 2007 to complete this project.

Also in 2007, approximately $4.2 million was spent on PM1 to upgrade the dryer system which has resulted in increased productivity due to higher machine speeds and a reduction in drying steam.  This upgrade has also enabled the machine to make lighter basis weight paper.

In 2008 we spent $1.4 on certain automation projects at the mill designed to reduce our operating costs.

Elk Falls

Elk Falls' annual capacity is 526,000 tonnes of newsprint and uncoated specialty printing papers.  On a 48.8 gsm equivalent basis, the annual capacity of the Elk Falls paper operations is approximately 552,000 tonnes.  Throughout 2008 our No. 1 paper machine at Elk Falls remained indefinitely curtailed.  On February 23, 2009 we indefinitely curtailed paper machines No. 2 and No. 5 at Elk Falls.  Collectively, these curtailments have resulted in the removal of 526,000 tonnes of newsprint and uncoated mechanical paper capacity on an annualized basis.  The capacity noted above has not been adjusted to reflect these indefinite curtailments.

The three paper machines were put into operation in 1952, 1957 and 1982 and produce newsprint, soft-calendered and machine finished high-bright specialties papers.  All machines were installed with, or converted to, twin-wire sheet formation.

Elk Falls has broadened its range of uncoated mechanical specialty printing papers to meet the needs of commercial printers and retailers.  The mill has met the demand for better quality through equipment upgrades to produce a cleaner, more refined pulp furnish.  The soft-nip calendering system on PM2 provides for improvements to the sheet’s smoothness and printability.  Glossy specialty printing papers produced from this machine and marketed under the ElectraSoft™ and ElectraCal™ labels are used mainly by the commercial print market for advertising flyers and newspaper supplements.  We are the largest producer of soft-calendered papers and the only manufacturer of a high gloss, high brightness super calendered style grade in western North America.

Pulp furnish for the paper mill is supplied primarily from the mill's seven-line TMP mill.

In 2007 we spent $9.9 million on automating our wrapping and product handling equipment at the mill.

Port Alberni

Port Alberni's annual capacity is 337,000 tonnes of directory paper and lightweight coated paper.  Port Alberni's annual paper capacity on a 48.8 gsm equivalent basis is approximately 349,000 tonnes.

The Port Alberni paper mill has two paper machines.  One was put into operation in 1957, and the other in 1968.  In September 2007 we indefinitely curtailed PM4, displacing 134,000 tonnes of 45.0 gsm equivalent paper production.  In May 2008 we re-started PM4 and commenced a $12 million upgrade to the mill’s TMP facility, which is expected to be completed in May 2009.  The upgrade will increase the TMP facility’s capacity and displace higher cost de-inked pulp.

PM5 is the only lightweight coated paper machine in western North America.  Its on-line technology allows for the coating of paper on both sides simultaneously, reduces the amount of kraft pulp required to produce conventional lightweight coated paper and produces the desired product quality in terms of runnability, printability and bulk.

Pulp furnish for the paper mill is supplied primarily from the mill's TMP plant and from our paper recycling operation.  We have installed equipment at the Port Alberni mill to allow us to use crumb de-inked pulp from our paper recycling operation in telephone directory paper and crumb kraft pulp from the Crofton mill in our lightweight coated paper.

Powell River

Powell River's annual capacity is 468,000 tonnes of newsprint and uncoated specialty papers. On a 48.8 gsm equivalent basis, the annual capacity of Powell River’s paper operations is approximately 465,000 tonnes.

The Powell River mill has three paper machines, which were put into operation in 1957, 1967 and 1981.  These machines produce machine finished super-brights and hi-brights, soft calendered hi-bright papers and newsprint.  In 2004, we upgraded PM10 and the peroxide bleach plant to support the production of higher value specialty printing papers, including Electracal™ and Electraprime™ grades. We have dedicated PM9 to produce Electrastar™ and Electrabrite™ grades, our super-bright and hi-bright grades, respectively.  We continue our effort to push towards the development of high-brightness products at our Powell River mill, and in 2005 we completed a further upgrade of the peroxide bleach plant to expand the mill’s production capacity for higher brightness uncoated specialty printing grades.

In 2006, Powell River completed a $5.6 million project to by-pass the existing primary effluent clarifier which, because of reductions in mill effluent flows over the years, was too large to efficiently process that effluent. This environmentally-driven project was based on reducing the odours which emanated from the over-sized clarifier.

We spent $2.1 million in 2008 to automate our wrapping operations at the mill.

Pulp furnish for the paper mill comes primarily from a TMP plant.  The Powell River mill has the capability to use recycled de-inked pulp on a limited scale.  Recycled de-inked pulp is supplied from our paper recycling operation.

We own 50% of Powell River Energy Inc., or Powell River Energy, which owns two hydroelectric dams near the Powell River mill with a combined generating capacity of 82 megawatts.  Pursuant to a power purchase agreement between us and Powell River Energy, Powell River Energy will provide the power generated by its facilities to us at a fixed rate approximating current British Columbia Hydro and Power Authority rates until 2011.  Powell River Energy's hydroelectric facilities supply approximately 40% of the annual power needs of the Powell River mill, although this amount varies depending on hydrological conditions.  In 2011 we have the option to renew this fixed rate agreement for approximately 50% of the power currently produced by Powell River Energy.  Alternatively we could elect to operate under the terms of a Minister’s Order pertaining to Powell River Energy which would approximate the current power supply arrangements to the mill.

Snowflake

We acquired the Snowflake mill in April 2008.  Snowflake's annual capacity is 347,000 tonnes of recycled newsprint. On a 48.8 gsm equivalent basis, the annual capacity of Snowflake’s paper operations is approximately 369,000 tonnes.

The Snowflake mill has two paper machines, which were put in operation in 1961 and 1975.  A third paper machine, which produced corrugating medium, is owned by a third party and discontinued operations in October 2008.  See “Three Year History - Closure of Smurfit Stone Container Corporations’ Corrugating Medium Machine at the Snowflake Mill”.  The Snowflake mill’s paper machines produce recycled newsprint exclusively, with basis weights of 45 g/m2 accounting for the bulk of production. The majority of the mill’s sales are to customers based in California, Arizona, Texas, Nevada and Mexico.  Snowflake’s proximity to this customer base reduces freight costs and currently 80% of shipments are transported by truck with the remaining 20% transported by rail.

In 2008 Snowflake substantially completed a $7 million multi-year project that upgraded the mill’s No. 2 power boiler and associated components to allow the consumption of lower cost, lower energy content coal.  A supply of suitable low-cost coal is secured under a contract that expires in December, 2016.

The mill relies on old newspapers (“ONP”) as its fibre source.  The majority of the mill’s ONP is obtained from the U.S. southwest, with additional volumes sourced from the mid-west and western regions.  25% of the mill’s ONP is secured under contract with AbitibiBowater Recycling until April 2011.

The Snowflake acquisition included the assets of The Apache Railway Company (“Apache”).  Apache is a short-line railway operating freight service from Snowflake, Arizona to Holbrook, Arizona.  Snowflake uses Apache to transport coal for one of its boilers and to transport a portion of its finished goods.  Apache has 72 kilometres (45 miles) of main line tracks and 12.8 kilometres (8 miles) of rail yard tracks on 209 hectares of land.  Apache  owns six operating locomotives and leases its rail cars.  The majority of Apache’s revenue is derived from the Snowflake mill with the remainder from the transport of oil, corn, soybean, lumber and wood chips.  Apache employs 29 people.

Paper Marketing

The principal customers for our specialty printing papers and newsprint are retailers, magazine and catalogue publishers, commercial printers, telephone directory publishers and newspaper publishers. These customers are located primarily in western and central North America, Asia and Latin America. Specialty printing paper and newsprint customers are served primarily by our sales and marketing personnel in North America and distributors and agents in other geographic markets.  Historically, approximately two-thirds of our paper sales revenue has been generated from sales to customers in the United States.  The United States is still the world's largest consumer of coated and uncoated mechanical paper and newsprint, representing 28% of the world’s consumption for coated mechanical paper, 35% for uncoated mechanicals and 19% for newsprint.

For the years ended December 31, 2008 and 2007, specialty paper accounted for 54% and 54% of our consolidated net sales revenue, respectively and newsprint accounted for 25% and 20% of our consolidated net sales revenue, respectively.  One customer represents more than 10% of our consolidated net sales revenue from newsprint (11%).  Specialty printing paper and newsprint markets are not subject to significant seasonal fluctuations.

The Crofton and Elk Falls mills are located on tidewater and have deep-sea vessel loading facilities.  Specialty printing paper and newsprint is shipped overseas primarily by deep-sea vessel, and by a combination of ship, barge, rail and truck for inland destinations.  We use the services of independent warehouses for distribution to our customers in other parts of the world.

Pulp

Pulp Operations

We manufacture market pulp at our Crofton mill.  Prior to November 2008 we manufactured market pulp and white top linerboard at our Elk Falls mill.  We permanently closed the Elk Falls pulp and white top linerboard operations in November 2008.  On March 8, 2009 we indefinitely curtailed our Crofton pulp operations due to market conditions.

Our pulp and white top linerboard capacity, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

			Year ended December 31
	Mill	Annual Capacity	2008 Production	2007 Production

Pulp(1)	Crofton	403	304	326
	Elk Falls	200	113	164
		603	417	490
White top linerboard	Elk Falls	131	87	113
Total		734	504	603

(1)
In 2009, as a result of the permanent closure of our Elk Falls pulp facility, our total pulp capacity is 403,000 tonnes, of which 343,000 tonnes is designated as market pulp, with the remainder being consumed internally.  The capacity in the above table has not been adjusted to reflect the indefinite curtailment at Crofton.

The Crofton kraft pulp mill is a two-line mill.  The first line began operating in 1957 and the second in 1965.  At December 31, 2008 total annual pulp production capacity was 403,000 tonnes, of which 343,000 tonnes was market pulp capacity.  This mill is equipped with one continuous digester and eight batch digesters, which provide the flexibility to cook different species of chips independently. Crofton's batch digesters utilize a rapid displacement heating cooking system.  This system allows for quick turnaround in the batch cooking process, because it rapidly extracts and replaces the cooking liquor in the cooking vessel for each batch without a significant loss in temperature.  This technology improves the overall quality of Crofton pulps and provides a stronger and more uniform pulp than conventional batch cooking.

The Crofton kraft pulp mill produces Northern bleached softwood kraft, or NBSK pulp grades.  One grade is a low coarseness fine fibre pulp.  This pulp is consumed internally at our Port Alberni and Powell River operations and sold to market customers.  This pulp is a high tensile strength grade which is ideally suited for the manufacture of lightweight papers.  The other pulp grades produced are made from spruce, pine and fir (“SPF”), coastal hemlock and Douglas fir species.  These grades have high intrinsic strength and bulk, and are used in a variety of printing and writing papers and a range of specialty papers.

In 2005 we spent $3 million at our Crofton kraft pulp mill to install a crumb pulp handling process, reducing energy use on the kraft pulp used internally.  This installation has allowed us to free up drying capacity for our market pulp business and, as a result, we are able to produce an additional 25,000 tonnes of market pulp a year.

Pulp Marketing

Our Crofton pulp mill is well situated for export shipments to Asia and western Europe.  Our strategy is to maintain a diversified range of freight-logical customers, including producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products.

Pulp customers are served by sales and marketing personnel in Canada and a network of agents in locations throughout the world.  The Crofton pulp mill is located on tidewater and has deep-sea vessel loading facilities.  Pulp is shipped to offshore locations by both break bulk on deep-sea vessels and container shipment.

For the year ended December 31, 2008, pulp and white top linerboard accounted for 21% of our consolidated sales revenue as compared to 27% for the year ended December 31, 2007 (including revenue from our Elk Falls pulp and white top linerboard operations, which were permanently closed in November 2008).  Currently, a small group of customers represent a significant portion of our pulp business and one pulp customer accounts for approximately 15% of our consolidated net sales revenue for pulp.

Paper Recycling Division

We acquired our paper recycling operation, western Canada’s largest paper recycling operation, in 2003.  The facility recycles old newspapers, magazines and other waste paper into pulp suitable for the manufacture of newsprint, telephone directory paper and similar grades of paper.  The plant was constructed in 1990.  Its current production capacity is 175,000 air-dried metric tonnes of pulp per year.  Average annual production in the last three fiscal years was approximately 138,000 air-dried metric tonnes per year.  The operation supplies 100% of our Canadian de-inked pulp requirements.

In June 2007 our paper recycling operation completed a crumb de-inked pulp project which enables the delivery of de-inked pulp in crumb form to our mill operations by truck, rail and barge.  This project increased the capacity of the paper recycling operation, reduces energy use, generally eliminates all packing material and warehouse handling and lowers the mills’ labour cost structure.

The waste paper furnish for our paper recycling operation is purchased in western Canada and the western United States.  In 2008, approximately 50% of the furnish was sourced in British Columbia, 34% in the balance of western Canada and 16% in the United States.

COMPETITION

The markets for our products are highly competitive on a global basis.  The pulp and paper industry is essentially a commodity market in which producers compete primarily on the basis of price.  In addition, since an important percentage of our production is directed to export markets, we compete on a worldwide basis against many producers of approximately the same or larger capacity.  In export markets, Canadian producers generally compete with American, European and Asian producers.

FIBRE SUPPLY

Our pulp and paper operations consume wood fibre which is purchased from more than 25 independent mills and more than 25 pulp log suppliers.  Our fibre supply comes primarily from residual wood chips and sawdust from lumber operations located on the coast or in the southern interior of British Columbia and secondarily from the chipping of pulp logs originating from locations throughout the region.

In 2008 our sawmill wood chips comprised 60% of the fibre supply for our B.C. pulp and paper operations.  The remainder was comprised of pulp logs (23%), sawdust (12%) and recycled de-inked pulp (5%).  Five wood chip, log and sawdust suppliers provided 49% of our fibre supply in 2008. The supply contracts with these companies were negotiated for indefinite ("evergreen") terms when certain of our timber and processing assets were sold.  In addition, through an evergreen contract with a coastal log producer, additional wood chips can be obtained from regional sawmills.  These suppliers provided an additional 9% of our fibre supply.  Together, all of these long-term, secure supply agreements provided approximately 58% of the fibre supply for our pulp and paper operations in 2008.

The remainder of the fibre requirements for the four B.C. pulp and paper operations is sourced from independent suppliers, many under long-term contracts.  Fibre is purchased from these suppliers at market prices or at prices determined under market-based formulas.

From time to time we sell fibre to outside customers.  We also engage in fibre trading activities to ensure optimum allocation of different fibre grades to the appropriate product.

In 2007 and 2008 we experienced fibre shortages and related production curtailments as a result of a strike by coastal loggers and deteriorating lumber market conditions.  See “Three year History – Fibre Costs and Supply” and “Permanent Closure of Elk Falls Pulp Mill”.  As a result of the permanent closure of the Elk Falls pulp and white top linerboard operations, our residual sawdust supplies are currently used as fuel.

During the past four years, we have implemented a chain of custody system to certify our wood fibre supply.  We use the PricewaterhouseCoopers standard, which is a third party audited system that identifies the source of wood fibre, and whether or not it is derived from a forest independently certified as being managed in accordance with a recognized sustainable forest certification system.  By 2006, all of our Canadian paper and pulp mills were certified under the PricewaterhouseCoopers standard.  The chain of custody system tracks the fibre from source to finished product and provides a valuable tool to assure customers that paper contains wood fibre derived from well-managed forests, and is expected to continue to result in additional sales opportunities.

Our operations are subject to a wide range of issues that can impact the availability and price of fibre supply, including suppliers’ lumber market demand, sawlog supply, coastal solid wood industry restructuring and regional market prices.  The diversity of supply from over 50 independent suppliers located in three geographical regions helps to mitigate the risk of interruptions to fibre deliveries to our operations.

PROPERTIES

Our head office is located in leased premises in Richmond, British Columbia.  The lease covers an aggregate of 31,790 square feet and expires March 31, 2018.

We lease the land and buildings where our paper recycling operation is located.  The lease expires November 30, 2023, subject to one 10 year renewal option, and includes an option to purchase and a right of first offer in the event the landlord wishes to sell the land to a third party.  We also sub-lease the land and buildings for our distribution warehouse and facility in Surrey, British Columbia, which lease terminates in June 2014, subject to further options to renew.  We lease the premises for our Nanaimo office pursuant to two leases, one of which expires in September, 2010 and the other expires in August 2012.  Both of these leases are subject to one option to renew for three years each.

Each of our Crofton, Elk Falls, Powell River, Port Alberni and Snowflake manufacturing facilities are situated on land we own.  The Crofton mill is located on a 107 hectare site, the Elk Falls mill is located near the town of Campbell River, British Columbia on a 78 hectare site, the Powell River mill is located on a 94 hectare site, the Port Alberni mill is located on a 44 hectare site, the Snowflake mill is located on a 7,822 hectare site and Apache Railway is located on a 209 hectare site.  Our Snowflake and Apache Railway properties are subject to a mortgage in favour of our lenders to secure our ABL Facility.

HUMAN RESOURCES

We have approximately 2,700 employees.

Approximately 1,667 hourly employees at our Canadian pulp and paper mills (with the exception of the Paper Recycling Division and the Surrey Distribution Centre) are members of either the Communications, Energy & Paperworkers Union of Canada (“CEP”), or the Pulp, Paper and Woodworkers of Canada (“PPWC”).  The 84 hourly employees at the Surrey Distribution Centre are represented by the Christian Labour Association of Canada (“CLAC”).  Most of the 230 hourly employees at the Snowflake mill are members of the United Steelworkers union (“USW”) or the International Brotherhood of Electrical Workers (“IBEW”).  The 24 hourly employees of Apache Railway are members of the United Transportation Union (“UTU”) or Carpenters Union.

The current collective agreements with each of the CEP and PPWC locals at Elk Falls, Crofton and Powell River expire on April 30, 2012. The collective agreements with the CEP locals at Port Alberni expire April 30, 2013.  The collective agreement with the CLAC local expires in 2012.  The collective agreements with the USW, and IBEW expire in 2010 and the collective agreement with the UTU and Carpenters Union expire in 2011.

ENVIRONMENT

Our operations are subject to a wide range of general and industry-specific environmental laws and regulations including those related to waste management, air emissions, water discharges and remediation of environmental contamination.  There has been significant upgrading of our facilities during the decade to comply with solid and hazardous wastes, effluent and air regulations.  Environmental performance is monitored regularly by us, third party consultants and government regulatory bodies.  We believe that our facilities are operating in substantial compliance with applicable environmental laws and regulations.

In addition to regular monitoring of emission points and reporting to regulatory authorities, we manage our environmental performance through an environmental management system.  This system is registered to the ISO 14001:2004 standard at all six of our facilities.  The environmental management system utilizes annual internal surveillance audits and bi-annual external compliance audits of our manufacturing facilities.  The audit findings are communicated to management and a committee of the board of directors, so that appropriate action plans can be developed to address any deficiencies.  Compliance audits at the B.C. operations were completed during late 2008 and no new material issues were uncovered during those audits.  Snowflake will be added to the compliance audit program for the next cycle.

Numerous federal, state and provincial environmental initiatives are underway which could translate into more vigorous regulatory standards and permits in the next decade, especially with respect to air emissions.  Substances that have been targeted include odorous sulphur compounds, particulates, sulphur dioxide and greenhouse gases.  Because of upgrades we have made to our air emissions controls over the past decade, we believe we are well positioned to meet many of these new challenges.  In cases where equipment improvements may be required, we expect that policy lead time and flexibility in the permitting process will mitigate any required capital spending.

Recycled Content in Mechanical Paper

We are a major supplier of newsprint, directory and other mechanical printing papers to western North America.  The most significant of these markets is the western United States, where in three states - California, Arizona and Oregon - newspaper publishers and commercial printers are required by law to use a certain proportion of recycled containing paper. While the other western United States and Canada do not have legislated requirements for recycled containing paper, many printers and publishers are demanding some recycled containing paper as part of their supply mix.

We meet this market demand through paper manufactured at our Snowflake mill which is made from 100% recycled paper.  Other operations use de-inked post-consumer pulp from our paper recycling operation which is mixed with virgin pulp furnish to produce newsprint and directory paper that meets the legislated requirements and customer needs.

Solid Waste

An ongoing environmental issue faced by our operations is the disposal of solid waste.  Most non-recyclable waste is disposed of at on-site landfills.  Based on current practice we have at least six years’ capacity in the landfills at Port Alberni and Crofton, five years at Snowflake, three years at Elk Falls and approximately one year at Powell River.  We continue to work to reduce volumes sent to landfill by increasing recycling efforts and investigating alternative uses for all waste.  In 2004, we constructed a new landfill at Crofton with a 30 year capacity.  Elk Falls submitted a permit amendment application in 2008 to the B.C. Ministry of Environment to expand their landfill.  A decision is expected by mid 2009.  Powell River’s application to amend its permit to expand its landfill was approved in 2008.  The amended permit has been appealed by local residents.  The Environmental Appeal Board will hear the appeals in April 2009 with a decision expected in Q3 2009.

Effluent

In 2003 we began an initiative to reduce water use at all facilities.  These reductions resulted in lower waste water volumes being discharged and greater opportunities to improve the performance of the systems and reduce energy costs.  We delivered total reductions in water use of 7% between 2003 and 2005.  In 2007, we reduced our water use by 2% and in 2008 water use was reduced by another 6%.

The Snowflake mill recycles 100% of its treated waste water by using the water for irrigation on farm land owned by the mill.  Feed crops are grown and sold to local farmers.

Air Emissions

Over the past ten years, substantial environmental capital has been spent at all facilities upgrading air emissions controls and infrastructure.  This includes odour collection and treatment systems and new precipitators at Crofton and Elk Falls, a fluidized bed boiler conversion at Port Alberni and a fluidized bed boiler at Powell River.  Our facilities are well positioned to be compliant with future air emissions standards, which will likely focus on odour, fine particulates and other criteria air contaminants.

The federal government of Canada has indicated its intent to regulate priority air pollutants under the Clean Air Act.  The priority air pollutants include Particulate Matter (“PM”) and Sulphur Oxides (“SOx”).  The emissions targets developed by the industry and Environment Canada, are essentially those proposed by an industry coalition.  Under the targets Crofton and Elk Falls may have to make PM and SOx emission reductions by 2015.  Due to the Canadian government’s focus on climate change policy the development of regulations concerning priority pollutants has slowed.

The Snowflake mill upgraded emissions control equipment on its main power boiler in 2008, improving its ability to capture both particulates and sulphur oxides and enabling it to revert to the use of higher sulphur content and more economical coal supplies.  Snowflake may be affected by the development of new industrial boiler emission standards proposed by the U.S. Environmental Protection Agency.  The new rule is expected to be proposed in 2009 and adopted in 2010.  Depending on the contents of the new rule Snowflake may be required to further upgrade its boiler emissions control equipment.

Climate Change

We have long recognized the importance of greenhouse gases (“GHG”) reductions, from the perspective of both stakeholder expectations and expanding regulatory requirements.  Our overall carbon footprint increased in 2008 with the acquisition of the Snowflake recycled newsprint mill, which is located in a heavily fossil fuel dependent jurisdiction and whose primary energy source is coal.  At our Canadian operations, however, direct GHG emissions were down 73% in 2008 relative to 1990 levels on an absolute basis (70% on an intensity basis).  We were recognized through the Carbon Disclosure Project for the quality and financial relevance of our climate change disclosure in 2008, and we continue to offer Catalyst Cooled™ manufactured carbon neutral products.  By virtue of early responses and rigorous carbon accounting, we believe we are well positioned relative to developments such as the implementation of a broad based carbon tax in British Columbia during 2008, and to potential carbon related monetization opportunities.

The federal government of Canada has indicated its intent to also regulate GHG under the Canadian Environmental Protection Act.  The forest products sector is named as one of the targeted sectors for regulation.  The federal GHG intensity targets require an 18% emission intensity reduction by 2010, a 26% reduction by 2015 and a 33% reduction by 2020, all based on 2006 emissions.  Due to the extensive reductions achieved by our operations since 1990 and the favourable treatment by the federal policy of steam and electricity generated from renewable sources, we expect to be in a surplus position.  The finalization of this legislation has been delayed due to the change of administration in the U.S. and the potential for the development of a North American wide climate change policy.

The Province of British Columbia is a signatory to the Western Climate Initiative (“WCI”), an organization of four provinces and seven U.S. states, whose mandate is to obtain a 15% reduction in GHG below 2005 levels among member entities by 2020.  In addition, the B.C. government has announced a goal of reducing the provincial release of GHG by 33% by 2020 based on 2007 levels with interim targets of 6% by 2012 and 18% by 2016.  These targets would begin in 2012 and the reductions will be accomplished primarily through the implementation of a cap and trade system.  The B.C. forest products industry will be one of the targeted sectors.  The WCI and B.C. are currently developing policies to achieve their goals.  Arizona is also a member of the WCI and as such the Snowflake mill may be affected by the WCI’s climate change policy.  It is too early to determine the impact on us of these regulatory proposals and whether we will have a deficit or surplus of carbon credits under any relevant regulatory scheme.  As in the case of the federal policy development, the WCI and B.C. climate change policies may be rolled into a North American policy.  Our priorities are to ensure that we receive appropriate recognition for the reductions already achieved at our Canadian operations and to ensure that cogeneration from renewable fuels is adequately recognized.

Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate change related concerns.  If and to the extent we operate or offer our products for sale in such jurisdictions we may be required to incur additional capital expenditures, operating costs or mitigating expenses (such as carbon taxes) to comply with any such initiative.

In 2008, we spent approximately $0.3 million on environmental capital projects.  We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $1.7 million in 2009.  While we believe that our estimate for environmental projects for 2009 is reasonable, there can be no assurance that actual expenditures will not exceed the estimated amounts.

In February 2008, the B.C. government announced a broad based carbon tax on fossil fuels, commencing July 1, 2008.  The tax rate is scheduled to increase from $10/tonne CO2e to $15/tonne on July 1, 2009.  See “Three Year History - B.C. Carbon Tax”.

Contaminated Sites

We are not aware of any sites or land parcels which are considered contaminated under the Province’s contaminated sites legislation.

Provincial legislation governing contaminated sites came into effect in British Columbia on April 1, 1997.  If a particular site exceeds prescribed levels of certain classes of substances, the site is determined to be a “contaminated site” under the legislation.  The legislation specifies the circumstances in which a “site profile” must be prepared in respect of any property that has been used for certain industrial or commercial purposes.  If a site is determined to be contaminated, remediation will normally be required under government supervision.  As current and past owners of mill sites, all forest products companies in British Columbia may face remediation costs particularly as a result of historical operations and disposal practices. Compliance with this legislation has not resulted in any material cost to us but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of the discovery of unknown conditions or changes in enforcement policies.

SOCIAL RESPONSIBILITY

Fibre Certification Chain of Custody

We have implemented a chain of custody system to verify that select paper products made at our Crofton, Elk Falls, Port Alberni and Powell River mills contain 100% certified wood fibre.  This allows customers to track, measure and report the extent and type of environmentally-preferable fibre used in their product.  The chain of custody system tracks fibre from forests certified under three recognized sustainable forest management certification schemes – Canadian Standards Association (“CSA”), Forest Stewardship Council (“FSC”), and Sustainable Forestry Initiative (“SFI”).  The system is audited to the PricewaterhouseCoopers standard.

We implemented a similar chain of custody system at our paper recycling division under the FSC standard in 2006.  Under this certification, a percentage of our recycled fibre is certified as post consumer waste and represents an FSC de-inked pulp supply for certain of our manufacturing sites. We continue to work with the forest industry and local special interest groups around development of additional FSC certified fibre sources in British Columbia for use in our fibre stream.  An FSC chain of custody system will be implemented in Snowflake in 2009.

Aboriginal Relations and Business Development

We continue to maintain cordial relationships with numerous First Nations bands in proximity of our mills, and to develop aboriginal business initiatives at a pace and scope suitable to the capacity of each band.  The most extensive initiative is a limited partnership with the Tla’Amin (“Sliammon”) Nation and the City of Powell River which was formed in 2006.  In Port Alberni, we continue to discuss opportunities with Hupacasath Nation, one of 14 nations that make up the Nuu chah nulth Tribal Council.  Closure of the Elk Falls kraft pulp mill necessitated an adjustment to the joint environment committee formed in 2006 with the Wewaikai Nation in Campbell River.  The band’s recommendations on environmental impacts continues to be sought and considered in our decision making and mill operations.

Carbon Emission Reduction Reporting

We continue to participate in the Carbon Disclosure Project, a study backed by institutional investors worldwide.  We consider this an important global reporting initiative that reinforces the need for risk-return analysis by companies and their investors of the potential impact of environmental factors such as climate change on business and industry operations.

This complements our voluntary initiative with World Wildlife Fund Inc. and the Center for Energy and Climate Solutions, a division of Global Environment & Technology Foundation (“GETF”) to reduce CO2 emissions at its British Columbia based facilities to 70% below its 1990 emissions by the year 2010 primarily through energy conservation measures.  Our 2008 absolute greenhouse gas emissions were 73% below 1990 levels and we are actively engaged in GHG related policy development through local, regional and continental forums.

Clean Production Initiative

As consumer and regulatory focus on toxic substances of concern continues to grow, we have relied on our work with World Wildlife Canada to transition to direct measurement of priority emissions.  Under this clean production initiative, testing of actual emissions has been found to frequently be less than previous estimates based on data derived from emission factors.  Preliminary work has also extended to a procurement based focus on chemical sourcing and reductions.

RESEARCH AND DEVELOPMENT

Research required to meet our specific needs is conducted at private laboratories under the direction of our technical experts and at the mill laboratories.  Business unit technical staff provide scientific and technological expertise in support of operations and product development efforts.  Our research and development expenditures totaled approximately $2.5 million for the year ended December 31, 2008, and approximately $3 million for the year ended December 31, 2007.

CAPITAL EXPENDITURES

Over the past five years our capital expenditures on continuing operations have totalled approximately $384 million.  In the year ended December 31, 2008, approximately $42 million was spent on various environmental, maintenance of business and discretionary projects.

The following table summarizes capital expenditures on continuing operations over the past five years:

$ Millions	2008	2007	2006	2005	2004	Total

Paper(1)	39	75	83	73	38	308
Pulp	3	11	10	22	30	76
Continuing Operations	42	86	93	95	68	384

(1)
The paper segment includes capital expenditures related to Powell River Energy Inc. (“PREI”).  We consolidate 100% of PREI effective January 1, 2005.  Our 50% interest in PREI, prior to January 1, 2005 was accounted for using the proportionate consolidation method.

CAPITAL STRUCTURE

We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares.  As of December 31, 2008, there were 381,753,490 common shares issued and outstanding and no preferred shares issued and outstanding.  All of the issued and outstanding common shares are fully paid.  Holders of common shares are entitled to receive dividends as and when declared by our Board of Directors and, unless otherwise provided by legislation, are entitled to one vote per share on all matters to be voted on at all meetings of shareholders.  Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of common shares are entitled to share rateably in the remaining assets available for distribution after payment of liabilities.  The common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the common shares.

FOREIGN OPERATIONS

We operate a recycled newsprint manufacturing facility in Snowflake, Arizona.  See “Three Year History - Acquisition of Snowflake Mill and Related Rights Offering” and “Lines of Business - Paper - Snowflake”.

RISK FACTORS

Our business and operations are subject to a number of risk factors which are set out under the heading “Risks and Uncertainties” in the management’s discussion and analysis contained in the 2008 Annual Report, which is incorporated herein by reference.  The 2008 Annual Report for our most recently completed financial year is available on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS

We occasionally become party to legal proceedings, generally related to contract disputes and employment law in the ordinary course of business.  The final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on our financial results.

We are party to a 20 year Energy Services Agreement with Island Cogeneration No. 2 Inc. (“ICP”), the owner of a cogeneration facility at our Elk Falls mill site.  The agreement has a minimum take-or-pay obligation in respect of steam, subject to terms, which obligation became operative in 2001.  Due to the unavailability of sawdust fibre from our traditional sources of supply in British Columbia, which led to the closure of the Elk Falls pulp and white top linerboard operation in November 2008, we are currently unable to take steam from the ICP facility.  Accordingly, we declared force majeure by notice to ICP effective November 30, 2008.  ICP has disputed the force majeure declaration (which applied to the period following the closure of the pulp mill as well as prior periods in the year during which sawdust fibre was unavailable) and has filed an arbitration notice indicating its intention to arbitrate the issue.  The arbitration schedule is not yet known, however the arbitration hearing may commence at some point in the latter part of 2009.  Under the agreement, we have certain obligations to attempt to counter its inability to take the steam and it is exploring possible alternatives in this regard.  The proceedings are in their early stages and we have not recorded a liability for this contingency since the likelihood and amount of any potential liability cannot be reasonably estimated.  Should the ultimate resolution differ from our assessment, a material adjustment to our financial position and the results of its operations could result.  We expect in any event to incur significant legal fees in connection with this matter.  As a December 31, 2008, we estimate the cost of the steam that we have been unable to take due to the force majeure event was approximately $4 million.  We estimate that the monthly cost of the steam that we are unable to take due to the force majeure event is approximately $1.0 million to $1.5 million.

DIVIDENDS

We are currently restricted from paying dividends under the terms of our bond indentures because our cumulative losses (adjusted to exclude foreign exchange gains/losses on debt) since the initial bond issue exceed cash proceeds from equity issues for the same period.  No dividends were paid in the years ended December 31, 2008, 2007, 2006 or 2005.

RATINGS

In December 2008, Moody’s Investor Services Inc. (“Moody’s”) confirmed our senior unsecured debt rating as B2, the corporate family rating as B1 and the outlook as negative.  It also assigned a new speculative grade liquidity (“SGL”) rating of SGL-3.  Moody’s SGL-3 liquidity rating indicates an adequate liquidity profile supported by the availability under our ABL Facility, expectations of modest cash flow generation in the next four quarters, no significant near term debt maturities, and expectations that financial covenant compliance will not be problematic for the next four quarters.  Moody’s considers our alternative liquidity potential as not being strong due to the lack of non-core assets that can be sold to augment liquidity.

In August 2008, Moody’s and S&P’s ratings for our secured debt were withdrawn as a result of the refinancing of our $350 million revolving operating facility with the ABL Facility.  The ABL Facility is not separately rated.

In January 2008, Dominion Bond Rating Service (“DBRS”) confirmed its rating of our senior unsecured debt as BB and the outlook as negative.

In June 2007, Standard & Poor’s Rating Services (“S&P”) lowered its outlook to negative from stable and in October 2007 its long-term corporate credit and senior unsecured ratings to B from B+. The strong Canadian currency and weak newsprint prices were the primary factors cited in the downgrade.

In June 2007, Moody’s revised the outlook for Catalyst on our debt ratings to negative from stable due to an expectation that with weak industry conditions and currency related pressures, the Corporation’s profitability and cash flow would decline during the year.

In August 2006, Moody’s changed its outlook on our debt ratings to stable from negative.  In September 2006, Moody’s supplemented its rating methodology to incorporate “probability of default ratings” for its speculative grade corporate families and “loss given default assessment” on its individual rated debt issues.  On the introduction of the enhanced rating methodology, Moody’s raised its credit ratings on our secured revolving operating facility to Ba1 from Ba3 and lowered its credit ratings on the unsecured senior notes to B2 from B1.

The following table highlights our credit ratings and assigned outlooks with Moody’s, S&P and DBRS as of December 31, 2008, 2007 and 2006.

December 31
	2008	2007	2006

Moody’s
Outlook	Negative	Negative	Stable
Corporate Family rating	B1	B1	B1
Senior unsecured debt	B2	B2	B2
Bank loan debt	-	Ba1	Ba1
Speculative Grade Liquidity	SGL-3	-	-

Standard & Poor’s
Outlook	Negative	Negative	Stable
Long-term credit	B	B	B+
Senior unsecured debt	B	B	B+
Senior secure debt	-	BB-	BB-

Dominion Bond Rating Service
Outlook	Negative	Negative	Negative
Senior debt	BB	BB	BB

Moody’s credit ratings are on a long-term debt rating scale that ranges from AAA to C, which represents the range from highest to lowest quality of such securities rated.  According to the Moody’s rating system, an obligation rated B is judged to be a speculative investment with a high credit risk.  Assurance of interest and principal payments or of maintenance of other terms of the contract over any large period of time may be small.  Moody applies numerical modifiers, 1, 2 and 3 in each generic rating classification from AA through CAA in its corporate bond rating system.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Moody’s SGL rating is on a scale of 1 to 4 and is based on four components:  internal sources, external sources, covenant compliance and alternate liquidity.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  According to the S&P’s rating system, an obligation rated B is vulnerable to non-payment, but the obligor currently has the capacity to meet its financial commitment on the obligation.  Adverse business, financial, or economic conditions will likely impair the obligator’s capacity or willingness to meet its financial commitment on the obligation.  The rates from AA to CCC may be modified by the addition of a + or – sign to show relative standing within the major rating categories.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  According to the DBRS rating system, an obligation rated BB is defined as speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession.  In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations.  The ratings from AA to CCC may be modified by the addition of a high or low modifier to show relative standing within the major rating categories.  The lack of one of these designations indicates a rating which is essentially in the middle of the category.

The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.  A reduction in our credit ratings would impact our access to and cost of capital and financial flexibility in the future.

MARKET FOR SECURITIES

Our common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol CTL.  During 2008, the common shares traded at a high of $1.49, a low of $0.24 and an average daily volume of 954,816.  The price range and average daily volume of trading of the common shares on the TSX during each month of 2008 was as follows:

Month	Price Range Low-High ($)	Volume
January	1.07-1.27	526,119
February	1.03-1.36	532,841
March	0.80-1.49	1,141,594
April	0.83-1.12	1,996,792
May	0.93-1.23	1,249,218
June	0.95-1.42	1,105,570
July	1.05-1.24	935,788
August	1.02-1.28	691,203
September	0.65-1.37	927,341
October	0.33-0.80	563,964
November	0.24-0.60	1,109,966
December	0.28-0.43	651,346

MATERIAL CONTRACTS

Since January 1, 2002, we have entered into and are currently party to the following material contracts:

1.
Indenture, dated as of May 15, 2003, governing the Corporation’s 8 5/8% Senior Notes due 2011, among the Corporation, the subsidiary guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the “2003 Notes Indenture”).

2.
First Supplemental Indenture amending the 2003 Notes Indenture, dated as of December 1, 2003, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

3.
Indenture, dated as of March 23, 2004, governing Catalyst’s 7 3/8% Senior Notes due 2014, among Catalyst, the subsidiary guarantors and Wells Fargo Bank, National Association, as trustee (the “2004 Notes Indenture”).

4.
Second Supplemental Indenture amending the 2003 Notes Indenture, dated as of July 14, 2006, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

5.	Standby Purchase Agreement dated February 10, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Markets.

6.	Oversubscription Agreement dated February 10, 2008 between the Corporation and Third Avenue International Value Fund.

7.	Asset and Stock Purchase Agreement dated February 10, 2008 between the Corporation and Abitibi Consolidated Sales Corporation relating to the acquisition of the Snowflake mill.

8.	Dealer Manager Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Markets.

9.
Subscription Receipt Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. on its own behalf and on behalf of Genuity Capital Markets, Third Avenue Trust on behalf of Third Avenue International Value Fund and CIBC Mellon Trust Company.

10.
Third Supplemental Indenture amending the 2003 Notes Indenture, dated as of April 10, 2008, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

11.
Second Supplemental Indenture amending the 2004 Notes Indenture, dated as of April 10, 2008, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

12.
Credit Agreement for the ABL Facility dated as of August 13, 2008 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIT Business Credit Canada Inc., J.P. Morgan Securities Inc., and the vendor parties named therein (the “ABL Facility”).

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company; at its offices in Vancouver, B.C.  and Toronto, Ontario, is the Corporation’s registrar and transfer agent.

AUDIT COMMITTEE INFORMATION

The Audit Committee consists of Thomas S. Chambers, Gary Collins, Neal P. Goldman and Jeffrey Marshall.  Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and are financially literate.  The Board has determined that Mr. Chambers qualifies as an “audit committee financial expert” for the purposes of applicable legislation.  The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience

T.S. Chambers
Mr. Chambers has been a chartered accountant since 1969.  He was an audit partner at PricewaterhouseCoopers LLP from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers LLP’s and its predecessor’s Canadian audit practice from 1996 to 2001.  Mr. Chambers is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004.  Mr. Chambers is the chair of three other audit committees.

G. Collins	Mr. Collins is the Senior Vice President of Belkorp Industries Inc. Mr. Collins was Minister of Finance of British Columbia from June 2001 to December 2004.

N. P. Goldman
Mr. Goldman is a Partner at Brigade Capital Management LLC, an investment company, which he joined in January 2007.  Previously, he was a Managing Director at MacKay Shields LLC, an investment advisor specializing in high yield and distressed investing.  Prior to joining MacKay Shields, Mr. Goldman was a Principal in the Special Situations Group at Banc of America Securities, where he specialized in distressed debt investing.  Before Mr. Goldman was at Banc of America Securities, he worked at Salomon Brothers in the Merger and Acquisitions Group and as a Vice President in the High Yield Bond Department.  Mr. Goldman earned a Masters of Business Administration from the University of Illinois and a Bachelors of Arts degree from the University of Michigan.

J.G. Marshall
Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry.  He has been  President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company, and Marshall Drummond McCall Inc., and in those capacities he actively supervised financial officers.  He is a member of two other audit committees.  He holds an MBA (Finance) from McGill University.

The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditor;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.

The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually.

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented.  The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting.  The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.

Through the Audit Committee the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, and the legal, investor relations and corporate controller’s departments, and others as required, to ensure timely and accurate disclosure.

All quarterly and annual financial statements, material press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website (www.catalystpaper.com).  The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors.  The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000.  All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval.  In February 2009 the Audit Committee approved the engagement of the external auditors for the period ending February 13, 2010 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $450,000.

During the last two years, we paid the following fees to our external auditors:

	Period ended December 31
	2008	2007

Audit Fees	$897,000	$834,667
Audit Related Fees	376,950	354,775
Tax Fees	81,515	95,195
Total	$1,344,465	$1,284,637

The services rendered in connection with “Audit Related Fees” consisted primarily of the audit of a wholly owned subsidiary, the audit of our pension plan and other accounting advice.  The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

A copy of the Terms of Reference of the Audit Committee is attached as Appendix A to this Annual Information Form.

CORPORATE GOVERNANCE

Additional information regarding our corporate governance practices, including the terms of reference for our Board of Directors and our board committees, is contained in our management proxy circular for our most recent annual meeting.  This document can be found on SEDAR at www.sedar.com.

DIRECTORS AND OFFICERS

As of February 1, 2009, the name and municipality of residence of each of the directors and officers of the Corporation, the office held by each and the principal occupation of each during the past five years are as follows:

DIRECTORS

Name and Municipality of Residence	Principal Occupation	Director Since

Thomas S. Chambers Vancouver, British Columbia	President, Senior Partner Services Ltd. Previously, Partner, PricewaterhouseCoopers.	October 30, 2003

Gary Collins Vancouver, British Columbia
Senior Vice President, Belkorp Industries Inc.  Previously, President and Chief Executive Officer, HMY Airways Inc., member of the British Columbia Legislative Assembly and Minister of Finance, British Columbia.
April 27, 2005

Michel Desbiens Beaconsfield, Quebec	Corporate director and retired forest products company executive. Previously, consultant to the forestry industry.	May 24, 2006

William F. Dickson Vancouver, British Columbia	Corporate director. Chairman of Fraserwood Industries Ltd. Previously, a partner of and counsel to Lawson Lundell LLP, where he practised corporate and commercial law.	June 9, 2008

Benjamin C. Duster, IV New York, NY	Senior Advisor, Watermark Advisors (financial advisory services). Previously, Partner, Masson & Company LLC (financial restructuring firm).	December 1, 2006

Richard Garneau Vancouver, British Columbia	President and Chief Executive Officer. Previously, Executive Vice President, Operations and Senior Vice President, Forest Products, Domtar Inc.	March 28, 2007

Neal P. Goldman Bedford, NY	Partner, Brigade Capital Management LLC (investment company). Previously, Managing Director, MacKay Shields LLC.	December 1, 2006

Denis Jean Lac Megantic, Quebec	Corporate director and consultant	March 28, 2007

Jeffrey G. Marshall Niagara-on-the-Lake, Ontario	Chairman, Smith Marshall (business consulting services). Previously, President and Chief Executive Officer, Aluma Enterprises Inc.	December 1, 2006

Amit B. Wadhwaney New York, NY	Portfolio Manager and Senior Research Analyst, Third Avenue Management LLC.	December 1, 2006

Messrs. Chambers, Desbiens, Jean and Marshall are members of the Corporation’s Environmental, Health and Safety Committee.

Messrs. Collins, Dickson, Goldman and Wadhwaney are members of the Corporation’s Governance Committee.

Messrs. Dickson, Duster and Wadhwaney are members of the Corporation’s Human Resources and Compensation Committee.

Messrs. Chambers, Collins, Goldman and Marshall are members of the Corporation’s Audit Committee.

OFFICERS

Name and Municipality of Residence	Principal Occupation

Brian Baarda Surrey, British Columbia	Vice President, Operations - Newsprint, ONP Procurement, Recycling. Previously Vice President, Powell River Division.

Lyn Brown Vancouver, British Columbia
Vice President, Corporate Relations and Social Responsibility.  Previously, Director, Corporate Affairs and Social Responsibility; Vice President, Customer Relations and Vice President, Communications and Government Affairs, Aquila Networks Canada.

Stephen Boniferro Delta, British Columbia	Senior Vice President, Human Resources. Previously, Vice President, Algoma Steel.

L. Thomas Crowley Bainbridge Island, Washington	Senior Vice President, Sales and Marketing. Previously Vice President and General Manager, Specialty Papers.

Richard Garneau Vancouver, British Columbia	President and Chief Executive Officer. Previously, Executive Vice President, Operations and Senior Vice President, Forest Products, Domtar Inc.

Brian Johnston Campbell River, British Columbia	Vice President, Operations - Speciality Paper and Pulp. Previously Vice President, Elk Falls Division and Vice President, Technical Services.

Robert H. Lindstrom Burnaby, British Columbia	Vice President, Supply Chain. Previously, Vice President, Strategy, Vice President, Supply and Utilities, Pulp Operations.

Valerie B. Seager Vancouver, British Columbia	Vice President and General Counsel. Previously, Corporate Secretary and Legal Counsel.

David Smales Port Moody, British Columbia	Vice President, Finance and Chief Financial Officer. Previously Vice President, Strategy & Analysis.

Peter M. Staiger Vancouver, British Columbia	Corporate Controller & Treasurer. Previously, Treasurer.

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over less than 1% of our issued and outstanding Common Shares.

INTERESTS OF EXPERTS

KPMG LLP is our auditor and has prepared an audit report on the 2008 Financial Statements.  To our knowledge, the partners of KPMG LLP do not own, directly or indirectly, any of our common shares.

Towers Perrin provides certain pension consulting and actuarial services to the Corporation. Also, Mercers provides certain U.S. pension consulting services to the Corporation.

ADDITIONAL INFORMATION

Additional financial information is provided in the management’s discussion and analysis section of the 2008 Annual Report and the 2008 Financial Statements.

Further information relating to the Corporation may be found on SEDAR at www.sedar.com, including the management proxy circular for the Corporation’s most recent annual meeting, which contains additional information regarding directors’ and officers’ remuneration, principal holders of our securities, and securities authorized for issuance under equity compensation plans.

In addition, we will provide to any person, upon request to the Corporate Secretary of the Corporation:

(a)	when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a distribution of our securities:

(i)	one copy of our Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the 2008 Financial Statements together with the accompanying report of the auditor and one copy of any of our interim financial statements subsequent to the 2008 Financial Statements;

(iii)	one copy of our Information Circular in respect of our most recent annual meeting of shareholders that involved the election of directors; and

(iv)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)
at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii) above, provided we may require the payment of a reasonable charge if the request is made by a person who is not a holder of our securities.

GLOSSARY OF TERMS

Basis weight – the weight of paper per specified area, such as gsm.

Capacity – the number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

Coated paper – paper which is coated with clay and treated to impart a smooth glossy surface.

Directory paper – lightweight uncoated groundwood paper suitable for printing telephone and commercial directory books.

Effluent – outflowing waste discharge from a pulp and paper mill.

Furnish – a blend of different types of pulps and additives which are provided to the paper machine for making paper.

Groundwood specialty paper – coated and uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness, surface characteristics and end uses.

High brightness paper – a group of uncoated groundwood papers with brightness levels greater than standard newsprint.

Lightweight coated paper or LWC paper – coated paper having a basis weight generally below 72 gsm and used principally for magazine and mail order catalogues, inserts, flyers, coupons and direct mail.  The term is often used interchangeably with coated groundwood paper.

Linerboard – a type of kraft paperboard, generally unbleached, used to line or face corrugated core board (on both sides) to form shipping boxes and various types of containers.

Newsprint – a printing paper whose major use is in newspapers.  It is made largely from groundwood, ONP or mechanical pulp reinforced to varying degrees with chemical pulp.

Particulate emissions – the discharge of all airborne solid or liquid materials other than uncombined water.

Printability – the ease with which paper can be printed to high quality standards with the least amount of spoilage.

Printing papers – a general term used to describe those grades of paper used by the printing trades, including job, book, magazine, and newspaper printers.

Pulp – the generic term describing the fibres derived from wood.  Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning of waste paper.  Pulp can be either in a wet or dry state.  Types of pulp include:

Bleached pulp – pulp that has been purified or whitened by chemical treatment to alter colouring matter and has taken on a higher brightness characteristic.

Chemical pulp – obtained by cooking wood in solutions of various chemicals. The principal chemical processes are sulphite and sulphate (kraft).

De-inked pulp – obtained by removing inks, clays and coatings, bindings and other additives from waste papers (primarily old newspapers and office waste) so that it can be reused as a source of papermaking furnish.

Kraft pulp – chemical pulp produced by an alkaline cooking process using sodium sulphate.

Market pulp – pulp sold on the open market.

Northern bleached softwood kraft (“NBSK”) pulp – kraft pulp produced from slow-growing coniferous trees indigenous to the forests of Canada, the northern United States and Scandinavian countries.  NBSK pulp is noted for its strength and length of fibre.

Thermomechanical pulp (“TMP”) – pulp produced from wood chips using heated mechanical processes to break the bonds between the wood fibres.

Runnability – the ease with which paper can be run through presses with the least amount of breakages.

Soft-calender – a machine which improves the smoothness and gloss of paper by running it through a combination of steel rolls and proprietary synthetic rolls.

Twin-wire – refers to a paper machine with forming wires on both sides of the paper surface which provide a more uniform quality of sheet for both printing surfaces.  Older machines typically only have a forming wire on the lower surface.

Uncoated specialty paper – uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness and surface characteristics and are used for magazines, catalogues, supplements, inserts and flyers.

White top linerboard - any type of single and multi-ply liner used to make boxes and other containers for shipping materials, and the type of paperboard used to make them up.

Woodfree – paper grades manufactured almost entirely with kraft pulp, and containing less than 10 per cent groundwood or mechanical pulp.

Measurements

gsm – grams per square metre.

tonne – metric ton – 1,000 kilograms or 2,204 pounds (1.1023 tons).

APPENDIX A

Audit Committee Terms of Reference

I.	Purpose

The purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, identifying and monitoring the management of the principal risks that could impact the financial reports of the Corporation, reviewing the systems of corporate controls which management and the Board have established, monitoring auditor independence and the audit process, and monitoring the financial administration of the pension plans for employees of the Corporation which are managed by it.  The Committee is directly responsible for overseeing the work of the external auditors.  The Committee also provides an avenue of communication among the external auditor, internal auditor, management and the Board.

More specifically the purpose of the Committee is to satisfy itself that:

A.
The Corporation’s annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation and to recommend to the Board whether the annual financial statements should be approved.

B.
The financial information contained in the Corporation’s quarterly financial statements and report, Annual Report and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form and information contained in any other material disclosure document is fairly presented in all material respects and to recommend to the Board whether these materials should be approved.

C.
The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements.  This would include appropriate disclosure controls and procedures that enable financial information to be recorded, processed, summarized and reported within the time periods required by law.

D.
The external auditor is independent and qualified and the internal and external audit functions have been effectively carried out and any matter which the internal or the external auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee will also report and make recommendations to the Board in respect of the administrative aspects of pension plan investment policy, the performance of the investment portfolios and compliance with government pension legislation.

II.	Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Committee, each of whom shall be an independent director.[1]

B.
All members shall be financially literate, (as defined by applicable legislation). At least one member shall have accounting or related financial management expertise and, if required by applicable legislation, at least one member shall be a financial expert.

C.	The Committee Chair shall be appointed by the Board.

D.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for Committee meetings with the Chief Financial Officer; and

(iii)	chair Committee meetings.

E.
Any member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

F.
The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any member or by the internal or external auditors.

G.
A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members.  Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

H.	The Committee will meet regularly with management, the internal auditors and the external auditors in separate sessions.

I.	The minutes of all meetings of the Committee will be provided to the Board.

J.	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

K.	The Committee shall choose as its Secretary such person as it deems appropriate.

L.
The internal and external auditors shall be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee, and shall appear before the Committee when requested to do so by the Committee.

III.	Authority and Responsibilities

A.	Audit Committee Terms of Reference

The Committee shall review and assess the adequacy of its terms of reference at least annually and submit its terms of reference to the Board for approval.

B.	Financial Reporting Control Systems

The Committee shall:

(i)	review reports from senior officers outlining any significant changes in financial risks facing the Corporation;

(ii)	review the management letter of the external auditors and the Corporation’s responses to suggestions made;

(iii)
review any new appointments to senior positions with financial reporting responsibilities and pre-approve the hiring to a financial reporting oversight role of any person who had been employed by the Corporation’s external auditors within one year prior to the commencement of procedures for the current audit engagement; and

(iv)
annually, as of the end of the Corporation’s fiscal year, in consultation with management, external auditors and internal auditors, evaluate the Corporation’s internal controls and procedures for financial reporting,  discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures and review significant findings prepared by the external auditors and the internal auditors together with management’s responses.

C.	Interim Financial Statements

The Committee shall:

(i)
review interim financial statements with Corporation officers prior to their release and, if applicable, recommend their approval to the Board; this will include a detailed review of quarterly and year-to-date results and management’s discussion and analysis; and

(ii)	review narrative comment and associated press releases accompanying interim financial statements.

D.	Annual Financial Statements and Other Financial Information

The Committee shall:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)
obtain summaries of significant issues regarding accounting principles, practices and significant management estimates and judgments, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

(iii)
obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers;

(iv)	review and discuss reports from external auditors on:

(a)	all critical accounting policies and practices to be used;

(b)
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(c)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences; and

(d)	the external auditors attestation of management’s internal control report if required by applicable law;

(v)
review disclosures made to the Committee by the CEO and CFO during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(vi)	review with management, including the CEO and CFO, management’s internal control report required to be included in any statutory document;

(vii)	review and investigate complaints and confidential submissions to the Corporation or the Committee regarding internal controls or questionable accounting or auditing matters;

(viii)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(ix)	review and discuss the annual financial statements and the auditors’ report thereon with the Corporation’s officers and the auditors;

(x)	review the Annual Report and other annual public information documents including the Annual Information Form, Management’s Discussion and Analysis and any related press releases;

(xi)	provide to the Board a recommendation as to whether the annual financial statements should be approved;

(xii)	ensure that appropriate disclosure controls and procedures are in place and annually assess the adequacy of such procedures;

(xiii)	review the Corporation’s various sources of risk and management’s plans to mitigate such risk including insurance, hedging, etc.; and

(xiv)	review the actuarial funding status of the pension plans managed by the Corporation.

E.	External Audit Terms of Reference, Reports, Planning and Appointment

The external auditor shall report directly to the Committee.  The Committee shall:

(i)
review the audit plan with the external auditors and oversee the work of the external auditors in preparing and issuing the auditors’ report and performing other audit, review or attest services for the Corporation;

(ii)	annually review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(iii)	discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

(iv)	consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles;

(v)
recommend to the Board each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

(vi)	annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditors;

(vii)
pre-approve all non-audit services to be performed by the external auditors that are not prohibited by law (unless such approval is not required by applicable law), provided that the Chair of the Committee may pre-approve a specified type of non-audit services that have a value equal to up to CDN$100,000.  All non-audit services pre-approved by the Chair shall be presented to the Committee at its first scheduled meeting following such pre-approval;

(viii)	ensure the rotation of the lead or coordinating audit partner having primary responsibility for the audit as required by law; and

(ix)	review and approve the Corporation’s hiring policies regarding employees and former employees of the Corporation’s present and former external auditors.

F.	Internal Audit and Legal Compliance

The Committee shall:

(i)	review quarterly the significant reports of the internal audit function together with management’s response to those reports;

(ii)	annually review the mandate, planned activities, budget and resources of the internal audit function for the coming year;

(iii)	review legal matters with the Corporation’s legal counsel;

(iv)
establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

G.	Material Disclosure Documents

The Committee shall review the contents of any financial information within any prospectus, information circular or other material disclosure documents prior to their release and recommend to the Board whether these materials should be approved.

H.	Pension Plans

The Committee shall:

(i)
establish, review and if appropriate recommend to the Board amendment of the funding and investment objectives for pension trust funds established in connection with pension plans for employees of the Corporation and its subsidiaries for the purpose of meeting the long term obligations arising from such pension plans and complying with the appropriate pension legislation;

(ii)
review and evaluate recommendations from the Retirement Plan Committee on the appointment and termination of investment managers, external auditors, actuaries, trustees and/or custodians and approve the appointment or change in such service providers;

(iii)	report to the Board on the investment of all pension trust funds of the Corporation and its subsidiaries at not fewer than two meetings each year; and

(iv)	approve material changes to the documentation for the Plans.

In giving effect to the foregoing, the Committee will approve procedures by which it will oversee the Retirement Plan Committee of Management of the Corporation, which respectively has management responsibility for the administration of pension plan benefits and the investment of pension plan assets.

IV.	Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.
The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain and compensate independent counsel and other persons having special expertise to assist it in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.
The Committee is authorized to communicate directly with the internal and external auditors and request the presence, at any meeting, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

V.	Committee Timetable

The timetable outlined on the following pages outlines the Committee’s schedule of activities during the year.

1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators Multilateral Instrument 52-110 – Audit Committees; and (ii) any other applicable legislation or policy.  In order to be in a  position to satisfy certain U.S. requirements, the members of the Audit Committee must also satisfy certain NYSE requirements.